May 8, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	ROC Energy Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4 Filed April 24, 2023
File No. 333-269763

Ladies and Gentlemen:

On behalf of our client, ROC Energy Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 5, 2023, relating to the Company’s Amendment No. 2 to its Registration Statement on Form S-4 filed via EDGAR on April 24, 2023.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	On the cover page, page 3, and elsewhere in the filing, you disclose that PIPE Investors have committed to purchase from ROC 1,683,168 shares of Common Stock, for an aggregate purchase price of approximately $17 million in the PIPE Financing; however, on pages 26 and 139 you disclose that ROC has raised $12,860,000 in PIPE Financing as of the date hereof. Please clarify.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the cover page and pages 26–28, 85, 123, and 141–143 to clarify that the aggregate of approximately $17 million in PIPE Financing is composed of subscriptions to purchase shares of Common Stock at a price of $10.10 per share (i) for an aggregate of $12,860,000 cash payable at the Closing and (ii) for the conversion at the Closing of $4,140,000 principal amount under two convertible promissory notes issued by ROC to affiliates of the Sponsor on December 2, 2022 and March 2, 2023, which are described more fully in the sections titled “Unaudited Pro Forma Condensed Combined Financial Information — Introduction” and “Notes to Unaudited Pro Forma Condensed Combined Financial Information — Note 3.”

2.	We note your response to prior comment 18. We also note the disclosure on pages 76 and 171 indicating that the Sponsor, directors, officers, advisors or any of their respective affiliates may purchase the company's public shares to reduce redemption rates and that the price offered in such purchases may be higher than the redemption price. You also indicate that such purchases could be used to vote such shares in favor of approving the business combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 8, 78, 138–139 and 209 to clarify that any such purchases, if any, would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act.

May 8, 2023 Page 2

Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022, page 92

3.	We note your response to prior comment 10. As noted in our prior comment, costs incurred by the SPAC (i.e. ROC) to consummate the merger are generally expensed as incurred unless the costs relate to the SPAC issuing debt or equity (e.g., shares acquired by PIPE). In this regard, we note that the transaction is accounted for as a reverse recapitalization and as you disclose on page 91 is treated as the equivalent of DTI issuing stock for the net assets of ROC, accompanied by a recapitalization. Therefore, SAB Topic 5A would only apply to ROC in the case of the shares issued in the PIPE and not the consummation of the merger. Please revise to reflect ROC's transaction costs as expenses.

Response:

The Company acknowledges the Staff’s comment and has revised disclosures on pages 89–90, 94–95, 97 and 99 of Amendment No. 3 to address the Staff’s comment.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Daniel Kimes, Chief Executive Officer, ROC Energy Acquisition Corp.

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